SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

CAMINUS CORPORATION
(Name of Subject Company)

Caminus Corporation
(Name of Person(s) Filing Statement)

Common Stock,
Par Value $0.01 Per Share
(Title of Class of Securities)

133766 10 5
(CUSIP Number of Class of Securities)

William P. Lyons
President and Chief Executive Officer
Caminus Corporation
825 Third Avenue
New York, New York 10022
Tel: (212) 515-3600
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Anthony T. Iler, Esq.
Irell & Manella LLP
1800 Avenue of the Stars, Suite 900
Los Angeles, California 90067
Tel: (310) 277-1010

☒    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.